

August 15, 2014

Via E-mail
Mr. Joel Dulatre Cortez
President
Palayan Resources, Inc.
223 De La Cruz Road
Pasay, Metro Manila
Philippines

> **Re:** **Palayan Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 21, 2014**
> **File No. 333-197542**

Dear Mr. Cortez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide a copy of the original and translated version of your mineral license pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note the cover page reference to an agreement between the company and the selling shareholders regarding the duration of the offering. Please disclose all material terms of the agreement and advise us why it is not filed as an exhibit.

4.   Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Prospectus Summary, page 6

5.   It appears that you utilize two different exchange rates for disclosure of the approximate cost of the proposed two phase exploration plan on pages 6 and 39. Please reconcile.

6.   We note your disclosure on pages 7, 16 and 20 that you estimate that expenses in connection with the offering will be $22,504. Please reconcile with your disclosure on page 63 that you estimate that expenses in connection with the offering will be $24,500.

Risk Factors, page 8

7.   It is not clear whether a member of management has visited, or has plans to visit, the Palayan Gold Claim. If a member of management has not visited the Palayan Gold Claim and does not have current plans to do so, please provide risk factor disclosure in that regard.

Our independent auditors have expressed substantial doubt about…, page 9
As our property is in the exploration and development stage…, page 12

8.   Please revise to state that you are currently in "exploration stage" rather than "development stage" in order to accurately describe your operation status as an extractive company and to be consistent with the rest of your filing.

Experts, page 22

9.   We note your disclosure that the geological report on the Palayan Gold Claim was authored by Ferdinand Reyes and has been incorporated into the "Description of Property" section. Please file as an exhibit the consent of Mr. Reyes to the use of his name and report in the prospectus or explain why such consent is not required. Refer to Securities Act Section 7(a) and Rule 436 of Regulation C.

Description of Business, page 22

10.   Please revise to clarify whether you have obtained the exploration permit discussed in this section. In doing so, please clarify the status of any application for an exploration

permit within the government approval process. Refer to Item 101(h)(4)(viii) of Regulation S-K.

11. We note your disclosure on page 28 that you hold a valid mineral property license. Please disclose the material terms or conditions of the mineral property license, including the expiration date. In that regard, we note the disclosure on page 30 that the license is usually valid for one year. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Description of Property, page 30

12. Please tell us if a member of your management team has visited your property and, if not, disclose this in your filing.

13. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power for your property and a description of any infrastructure located on your property.

14. Please tell us about the permits required to perform your Phase 1 and Phase 2 exploration work and the timeframe to obtain such permits.

Budget, page 39

15. We note your disclosure on page 39 that you currently do not have the necessary funding to complete both phases of the proposed exploration plan. Please revise here and in Management's Discussion and Analysis to clarify, if true, that you currently do not have the necessary funding to begin Phase 1 of the exploration program given cash on hand and anticipated expenses for this offering.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies, page F-5

16. Please expand your disclosure to provide your accounting policies for the foreign currency translation and transactions. Please identify your reporting currency and functional currency in your disclosure.

Liquidity and Capital Resources, page 51

17. We note the footnote disclosure indicating that the estimated legal and accounting fees and expenses you expect to incur during the next 12 months includes $25,000 in legal fees related to the preparation of the prospectus. Please reconcile that footnote disclosure with the estimated $17,500 in legal fees and expenses in connection with the issuance and distribution of securities registered in the prospectus on page 63.

18.   Please explain to us how you determined that you have sufficient cash on hand to renew the mineral exploration permit, to complete the registration of the securities pursuant to the prospectus, and to sustain subsequent reporting requirements for six months, as disclosed on page 52. In that regard, we note that you had $24,261 in cash as of March 31, 2014, you disclose that the license renewal fee is $1,600 and you estimate on page 63 that the expenses in connection with this offering will be $24,500.

19.   Please revise to disclose the approximate length of time you anticipate you will be able to operate without additional funding, and if appropriate revise to explain the limited nature of such operations.

Directors and Executive Officers, page 56

20.   We note your disclosure on page 52 that Mr. Cortez has extensive experience in geology. Please reconcile that statement with the business experience of Mr. Cortez set forth on page 56.

21.   Please revise to specify the names of the corporations or other organizations in which Mr. Cortez was a director from 2007 to 2011, Mr. Soo was a consulting geologist from 2006 to 2010 and in which Mr. Soo was a senior consulting geologist from 2010 to present.

22.   Please revise here or where appropriate to address your relationship with and the role played by Larry Tan, who signed the Assignment of Claim on your behalf.

Recent Sales of Unregistered Securities, page 64

23.   Please revise to briefly state the facts relied upon to make the exemption from registration available for each transaction. Refer to Item 701(d) of Regulation S-K.

Exhibit 99.1

24.   In your amended filing, please remove the technical report attached as Exhibit 99.1 pursuant to paragraph (b)(7) of Industry Guide 7.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding engineering comments. You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Via E-mail
       Mr. D. Roger Glenn, Esq.
       Glenn & Glenn